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                              September 25, 2020

       Ken C. Hicks
       President and Chief Executive Officer
       Academy Sports & Outdoors, Inc.
       1800 North Mason Road
       Katy, TX 77449

                                                        Re: Academy Sports &
Outdoors, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed September 23,
2020
                                                            File No. 333-248683

       Dear Mr. Hicks:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1 filed September 23, 2020

       Summary Historical Consolidated Financial and Other Data, page 16

   1. The balance sheet data for all periods other than as of August 1, 2020 is missing from your table on page 17.
Please provide a completed table in your next amendment, as it appears that all of the
data for completing the table is available.
       Dilution, page 61

   2. Please revise the calculation of your pro forma net tangible book (deficit) as of August 1,
                                                        2020, and your
resultant calculation of dilution per share of common stock to investors in the offering, to also
give pro forma effect to the $257 million special distribution paid to existing unitholders on
August 25, 2020.
 Ken C. Hicks
Academy Sports & Outdoors, Inc.
September 25, 2020
Page 2

       You may contact Patrick Kuhn at (202) 551-3308 or Linda Cvrkel at (202) 551-3813 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any other questions.



                                                           Sincerely,
FirstName LastNameKen C. Hicks
                                                           Division of
Corporation Finance
Comapany NameAcademy Sports & Outdoors, Inc.
                                                           Office of Trade &
Services
September 25, 2020 Page 2
cc:       Joseph Kaufman, Esq.
FirstName LastName